SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                              Danzer Corporation
11:--------------------------------------------------------------------
                               (Name of Danzer)


        Common Stock (underlying Series C Convertible Preferred Stock) 16:--------------------------------------------------------------------
                        (Title of Class of Securities)

                                   23700P109
20:--------------------------------------------------------------------
                                (CUSIP Number)

                                Jeffrey M. Sone, Esq.
			     901 Main Street, Suite 6000
				Dallas, Texas 75202
				  (214) 953-6000

28:--------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 27, 2001
33:--------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  23700P109                      13D              Page 2 of 12
         -----------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Timothy S. Durham
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO & PF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          7,008,440
      SHARES

   BENEFICIALLY

     OWNED BY      -----------------------------------------------------------
                     8    SHARED VOTING POWER
       EACH
                          68,383,866 (these shares may be deemed to be directly
    REPORTING             owned by Mr.Durham (a) due to his position as a
                          managing member of Obsidian Capital Company, LLC,
      PERSON              which is the general partner of Obsidian Capital
                          Partners, LP, which directly owns 3,352,963 shares of
       WITH               Series C Convertible Preferred Stock/1/; (b) due
                          to his position as the managing member of Durham
                          Whitesell and Associates, LLC, which directly owns
                          27,140 shares of Common Stock; and (c) due to his position as the managing member of Diamond
			  Investments, LLC, which directly owns 1,297,466/1/.)

                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          7,008,440
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          68,383,866
- ------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,392,306
- ------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
- ------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      73%(calculated to take into account as outstanding shares the conversion of the Series C Convertible Preferred Stock/1/ that may be deemed to be beneficially owned by Mr. Durham)
- ------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




____________________________

/1/ Series C Convertible Preferred Stock is convertible into 20 shares of Common Stock and each share of Series C Convertible Preferred Stock votes at the rate of 20 votes for each share of Series C Convertible Preferred Stock.

CUSIP NO.  23700P109                      13D              Page 3 of 12
         -----------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Obsidian Capital Partners, LP
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES

   BENEFICIALLY

     OWNED BY      -----------------------------------------------------------
                     8    SHARED VOTING POWER
       EACH
                          67,059,260 (these shares may be deemed to be directly
    REPORTING             owned by Obsidian Capital Partners, LP due to its
                          direct ownership of 3,352,963 shares of Series C
      PERSON              Convertible Preferred Stock/1/. Shared voting power
                          may be deemed to be held by Obsidian Capital
       WITH               Partners, LP, Obsidian Capital Company, L.L.C., which
                          is the general partner of Obsidian Capital Partners, LP and the managing members of Obsidian Capital
                          Company, LLC, which include Timothy Durham, Terry G.
                          Whitesell and Jeffrey W. Osler.)

                   -----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER

                          0
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          67,059,260
- ------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      67,059,260
- ------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
- ------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      65.1% (calculated to take into account as outstanding shares the conversion of the Series C Convertible Preferred Stock/1/ that may be deemed to be beneficially owned by Obsidian Capital Partners, LP)
- ------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




____________________________

/1/ Series C Convertible Preferred Stock is convertible into 20 shares of Common Stock and each share of Series C Convertible Preferred Stock votes at the rate of 20 votes for each share of Series C Convertible Preferred Stock.

CUSIP NO.  23700P109                      13D              Page 3 of 12
         -----------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Diamond Investments, LLC
      35-2088657
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          o
      SHARES

   BENEFICIALLY

     OWNED BY      -----------------------------------------------------------
                     8    SHARED VOTING POWER
       EACH
                          1,306,966 (these shares may be deemed to be directly
			  owned by Diamond Investments, LLC ("Diamond").  Shared
			  voting power may be deemed to be held by Diamond and
			  Timothy S. Durham, who is the managing member of Diamond.

                   -----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER

                          0
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
- ------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,306,966
- ------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
- ------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.3%
- ------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




____________________________

CUSIP NO.  23700P109                      13D              Page 4 of 12
         -----------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Obsidian Capital Company, LLC
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A) [_]
                                                                (B) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY
- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
- ------------------------------------------------------------------------------


     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             67,059,260 (these shares may be deemed to be
                          indirectly owned by Obsidian Capital Company, LLC,
       EACH               due to its position as the general partner of
                          Obsidian Capital Partners, LP, which directly owns
    REPORTING             3,352,963 shares of Series C Convertible Preferred
                          Stock/1/. Shared voting power for these shares may
      PERSON              be deemed to be held by Obsidian Capital Partners,
                          LP, Obsidian Capital Company, LLC due to the
       WITH               relationship described above, and by the managing
                          members of Obsidian Capital Company, LLC, which
                          include Timothy S. Durham, Terry G. Whitesell and
                          Jeffrey W. Osler.)
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          O
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          67,059,260
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      67,059,260
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]
- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      65.1% (calculated to take into account as oustanding shares the conversion of the Series C Convertible Preferred Stock/1/ that may be deemed to be beneficially owned by Obsidian Capital Company, LLC)
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
- ------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________

/1/ Series C Convertible Preferred Stock is convertible into 20 shares of Common Stock and each share of Series C Convertible Preferred Stock votes at the rate of 20 votes for each share of Series C Convertible Preferred Stock.

CUSIP NO.  23700P109                      13D              Page 5 of 12
         -----------------

399:--------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF PERSON
      Terry G. Whitesell
403:--------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A) [_]
                                                                (B) [_]
406:--------------------------------------------------------------
 3    SEC USE ONLY
408:--------------------------------------------------------------
 4    SOURCE OF FUNDS*
      OO
411:--------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

415:--------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
419:--------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER
 SHARES
 BENEFICIALLY             6,885,840
 OWNED BY
 EACH
 REPORTING
 PERSON WITH    ----------------------------------------------------------------
                     8    SHARED VOTING POWER

                          67,086,400 (these shares may be deemed to be
                          indirectly owned by Mr. Whitesell (a) due to his
                          position as a managing member of Obsidian Capital
                          Company, LLC, which is the general partner of Obsidian
                          Capital Partners, LP, which directly owns 3,352,963
                          shares of Series C Convertible Preferred Stock/1/; and
                          (b) due to his position as the managing member of
                          Durham Whitesell and Associates, LLC, which directly
                          owns 27,140 shares of Common Stock/1/.)
                ----------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          6,885,840
                ----------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          67,086,400
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      73,972,240

- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]
- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      71.8% (calculated to take into account as outstanding shares the conversion of the Series C Convertible Preferred Stock/1/ that may be deemed to be beneficially owned by M. Whitesell)
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!








____________________________

/1/ Series C Convertible Preferred Stock is convertible into 20 shares of Common Stock and each share of Series C Convertible Preferred Stock votes at the rate of 20 votes for each share of Series C Convertible Preferred Stock.

CUSIP NO.  23700P109                      13D              Page 6 of 12
         -----------------

485:---------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jeffrey W. Osler
489:-------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A) [_]
                                                                (B) [_]
492:-------------------------------------------------------------
 3    SEC USE ONLY
494:-------------------------------------------------------------
 4    SOURCE OF FUNDS*
      OO & PF
497:-------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

501:------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
505:------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER
 SHARES
 BENEFICIALLY             816,000
 OWNED BY
 EACH
 REPORTING
 PERSON WITH    ----------------------------------------------------------------
                     8    SHARED VOTING POWER

                          67,059,260 (these shares may be deemed to be
                          indirectly owned by Mr. Osler due to his position
                          as a managing member of Obsidian Capital Company. LLC,
                          which is the general partner of Obsidian Capital
                          Partners, LP, which directly owns 3,352,963 shares of
                          Series C Convertible Preferred Stock/1/.)
                ----------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          816,000
                ----------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          67,059,260
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      67,875,260

- ------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]
- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      65.9% (calculated to take into account as outstanding shares the conversion of the Series C Convertible Preferred Stock/1/ that may be deemed to be beneficially owned by Mr. Osler)
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!








____________________________

/1/ Series C Convertible Preferred Stock is convertible into 20 shares of Common Stock and each share of Series C Convertible Preferred Stock votes at the rate of 20 votes for each share of Series C Convertible Preferred Stock.

CUSIP NO.23700P109                       13D                     Page 7 of 12

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock") of Danzer Corporation, a New York corporation ("Danzer"), underlying shares of Series C Convertible Preferred Stock issued in the transaction described under Item 3. Series C Convertible Preferred Stock is convertible into 20 shares of Common Stock and each share of Series C Convertible Preferred Stock votes at the rate of 20 votes for each share of Series C Convertible Preferred Stock (the "Series C Convertible Preferred Stock"). A copy of the Certificate of Amendment of the Certificate of Incorporation of Danzer Corporation setting forth the rights and preferences of the Series Convertible Preferred Stock is attached to this Report as Exhibit 2. The principal executive offices of Danzer are located at 17500 York Road, Hagerstown, Maryland 21740.

ITEM 2.  IDENTITY and BACKGROUND.

     Pursuant to Rule 13d-1(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Amendment is hereby jointly filed by the following persons (collectively, the "Reporting Persons"): Obsidian Capital Partners, LP, a Delaware limited partnership (the "Partnership"); Obsidian Capital Company, LLC, an Indiana limited liability company ("OCC"); Timothy S. Durham, Terry G. Whitesell, Jeffrey W. Osler, and Diamond Investments, LLC ("Diamond").

     The Partnership is a Delaware limited partnership principally engaged in the business of investing in historically profitable small and middle market companies in basic industries, such as manufacturing, distribution and services. The address of the principal offices of the Partnership, which is also its principal business address, is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

     OCC is an Indiana limited liability company. OCC is the general partner of the Partnership and is a leveraged buyout fund that specializes in buying controlling positions in middle market companies. The address of the principal offices of OCC, which is also its principal business address, is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

     Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of Danzer and a Managing Member and Chief Executive Officer of OCC. The address of the principal offices of Danzer is 17500 York Road, Hagerstown, Maryland 21740. The address of the principal offices of OCC is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

     Mr. Whitesell is a citizen of the United States and his principal address is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204. Mr. Whitesell serves as the President and Chief Operating Officer of Danzer and a Managing Member of OCC. The address of the principal offices of OCC is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

CUSIP NO.23700P109                       13D                     Page 8 of 12

     Mr. Osler is a citizen of the United States and his principal address is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204. Mr. Osler serves as Executive Vice President, Secretary and Treasurer of Danzer and a Managing Member of OCC. The address of the principal offices of OCC is 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204.

     Diamond is an Indiana limited liability Company. Diamond is the personal investment vehicle of Timothy S. Durham and certain of his immediate family. Durham has majority pwnership and voting control of Diamond. The address of the principal office is 111 Monument Circle Suite 3680, Indianapolis, Indiana 46240.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 21, 2001, Danzer and Danzer Industries, Inc. entered into an Acquisition Agreement and Plan of Reorganization with Pyramid Coach, Inc. ("Pyramid"), Champion Trailer, Inc. ("Champion Trailer"), United Acquisition, Inc., U.S. Rubber Reclaiming, Inc. ("U.S. Rubber"), the Partnership and Timothy
S. Durham wherein Danzer agreed to acquire all of the outstanding capital stock of Pyramid, Champion Trailer, United Acquisition and U.S. Rubber from the Partnership and certain other shareholders for an aggregate of 4,177,855 shares of Series C Convertible Preferred Stock.

     Contemporaneously with the execution and delivery of the Acquisition Agreement and Plan of Reorganization, Danzer and the Partnership consummated the first closing (the "First Closing") wherein all of the outstanding equity securities of Pyramid, Champion Trailer, and U.S. Rubber were acquired by Danzer in consideration of 1,970,962 shares of the Series C Preferred Stock in the aggregate (the Reporting Persons acquired the shares described in the cover pages of this Statement). Danzer and the Partnership consummated the second closing (the"Second Closing") wherein all of the outstanding equity securities of United Expressline, Inc. ("United Expressline") were acquired by Danzer in consideration of 2,206,893 shares of its Series C Convertible Preferred Stock to the Partnership,which is convertible into 44,137,860 shares of Common
Stock. United Expressline manufactures racing and cargo trailers. The Partnership itself is currently acquiring United Expressline from unrelated third parties.

ITEM 4.  PURPOSE OF TRANSACTION.

     The contents of Item 3 above are hereby incorporated by reference.

     Upon consummation of the First Closing, Russell Cleveland resigned from the Board of Directors of Danzer and Timothy S. Durham was nominated to fill the vacancy created by Mr.

CUSIP NO.23700P109                       13D                     Page 9 of 12

Cleveland's resignation and was elected Chief Executive Officer of Danzer. In addition to his appointment to the Board of Directors, Mr. Durham was elected as Chairman of the Board of Directors of Danzer. By virtue of his direct and indirect holdings of securities of Danzer and his positions as Chief Executive Officer and Chairman of the Board, Mr. Durham may be deemed to control Danzer and involved in Danzer's business operations.
Additionally, Mr. Durham may recommend engaging in the activities listed in (a) through (i) under the instructions to Item 4 of Schedule 13D, including recommending that Danzer reincorporate in the State of Delaware. Danzer plans to seek shareholder approval to amend its charter to increase the authorized shares of common stock.

     Danzer has also agreed to expand its Board of Directors to seven members and to nominate and elect a new slate of directors at the next Danzer Shareholders' meeting. After the First Closing, Terry G. Whitesell was appointed President and Chief Operating Officer of Danzer and Jeffrey W. Osler was elected Executive Vice President, Secretary and Treasurer of Danzer. John Schmit of Renaissance Capital Partners was also elected to the Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The contents of the cover page of this Statement are incorporated by reference into this Item 5 for each Reporting Person. Additionally, the following is a list of transactions in Danzer Common Stock during the period prior to August 17, 2001 for each Reporting Person that had transactions:

                               Timothy S. Durham

Date of        Price Per	Amount of
Transaction    Share		Common Stock   	Where and How Effected

7/2/2001	$0.2600	 	500 			Broker transaction on the OTC Bulletin Board
7/23/2001	$0.2400		4,000 		Broker transaction on the OTC Bulletin Board
7/18/2001	$0.2400	 	500 			Broker transaction on the OTC Bulletin Board
7/18/2001	$0.1800	 	50,000 		Broker transaction on the OTC Bulletin Board
7/18/2001	$0.1700	 	36,000 		Broker transaction on the OTC Bulletin Board
7/18/2001	$0.2120	 	50,000 		Broker transaction on the OTC Bulletin Board
7/19/2001	$0.1800	 	5,000 		Broker transaction on the OTC Bulletin Board
7/20/2001	$0.1600	 	18,000 		Broker transaction on the OTC Bulletin Board
7/20/2001	$0.1700	 	15,000 		Broker transaction on the OTC Bulletin Board
7/23/2001	$0.2000	 	35,000 		Broker transaction on the OTC Bulletin Board
7/23/2001	$0.2000	 	50,000 		Broker transaction on the OTC Bulletin Board
7/23/2001	$0.2000	 	19,500 		Broker transaction on the OTC Bulletin Board
7/24/2001	$0.2300	 	8,000 		Broker transaction on the OTC Bulletin Board
7/24/2001	$0.2300	 	10,000 		Broker transaction on the OTC Bulletin Board
7/25/2001	$0.2400	 	5,000 		Broker transaction on the OTC Bulletin Board
7/25/2001	$0.2400	 	5,000 		Broker transaction on the OTC Bulletin Board
7/25/2001	$0.2300	 	15,000 		Broker transaction on the OTC Bulletin Board
7/25/2001	$0.2300	 	7,000 		Broker transaction on the OTC Bulletin Board
7/25/2001	$0.2300	 	12,000 		Broker transaction on the OTC Bulletin Board
7/26/2001	$0.2300	 	10,000 		Broker transaction on the OTC Bulletin Board
7/26/2001	$0.2600	 	5,000 		Broker transaction on the OTC Bulletin Board
7/26/2001	$0.2300	 	15,000 		Broker transaction on the OTC Bulletin Board
7/27/2001	$0.2400	 	10,000 		Broker transaction on the OTC Bulletin Board
7/27/2001	$0.2500	 	9,600 		Broker transaction on the OTC Bulletin Board
7/27/2001	$0.2800	 	5,000 		Broker transaction on the OTC Bulletin Board
7/27/2001	$0.2700	 	10,000 		Broker transaction on the OTC Bulletin Board
7/27/2001	$0.2700	 	10,000 		Broker transaction on the OTC Bulletin Board
7/27/2001	$0.2500	 	20,000 		Broker transaction on the OTC Bulletin Board
7/27/2001	$0.2700	 	10,000 		Broker transaction on the OTC Bulletin Board
7/27/2001	$0.2800	 	10,000		Broker transaction on the OTC Bulletin Board
7/27/2001	$0.2600	 	15,000 		Broker transaction on the OTC Bulletin Board
7/27/2001	$0.2800	 	10,000 		Broker transaction on the OTC Bulletin Board
7/30/2001	$0.2900	 	15,000 		Broker transaction on the OTC Bulletin Board
7/30/2001	$0.2900	 	10,000 		Broker transaction on the OTC Bulletin Board
7/30/2001	$0.2700	 	12,000 		Broker transaction on the OTC Bulletin Board
7/30/2001	$0.2900	 	7,000 		Broker transaction on the OTC Bulletin Board
7/30/2001	$0.3000	 	5,000 		Broker transaction on the OTC Bulletin Board
7/30/2001	$0.2800	 	10,000		Broker transaction on the OTC Bulletin Board
7/31/2001	$0.2880	 	40,000 		Broker transaction on the OTC Bulletin Board
7/31/2001	$0.3000	 	2,000 		Broker transaction on the OTC Bulletin Board
7/31/2001	$0.3100	 	7,500 		Broker transaction on the OTC Bulletin Board
7/31/2001	$0.2900	 	10,000 		Broker transaction on the OTC Bulletin Board
7/31/2001	$0.2870	 	30,000 		Broker transaction on the OTC Bulletin Board
7/31/2001	$0.2900	 	15,000 		Broker transaction on the OTC Bulletin Board
7/31/2001	$0.2850	 	15,000 		Broker transaction on the OTC Bulletin Board
8/1/2001	$0.3100	 	53,000 		Broker transaction on the OTC Bulletin Board
8/1/2001	$0.3250	 	10,000 		Broker transaction on the OTC Bulletin Board
8/1/2001	$0.3100	 	15,000 		Broker transaction on the OTC Bulletin Board
8/1/2001	$0.3070	 	17,684 		Broker transaction on the OTC Bulletin Board
8/1/2001	$0.3150	 	(20,000)	Broker transaction on the OTC Bulletin Board
8/1/2001	$0.3300	 	18,000 		Broker transaction on the OTC Bulletin Board
8/2/2001	$0.3600	 	10,282 		Broker transaction on the OTC Bulletin Board
8/2/2001	$0.3570	 	(22,500)	Broker transaction on the OTC Bulletin Board
8/2/2001	$0.3560	 	14,000 		Broker transaction on the OTC Bulletin Board
8/2/2001	$0.3700	 	(3,100)		Broker transaction on the OTC Bulletin Board
8/3/2001	$0.3600	 	43,000 		Broker transaction on the OTC Bulletin Board
8/3/2001	$0.3600	 	10,000 		Broker transaction on the OTC Bulletin Board
8/3/2001	$0.3800	 	(7,600)		Broker transaction on the OTC Bulletin Board
8/6/2001	$0.3600	 	22,300 		Broker transaction on the OTC Bulletin Board
8/6/2001	$0.3700	 	44,800 		Broker transaction on the OTC Bulletin Board
8/6/2001	$0.3700	 	20,000 		Broker transaction on the OTC Bulletin Board
8/6/2001	$0.3700	 	15,000 		Broker transaction on the OTC Bulletin Board
8/6/2001	$0.3900	 	(22,500)	Broker transaction on the OTC Bulletin Board
8/7/2001	$0.3700	 	26,000 		Broker transaction on the OTC Bulletin Board
8/7/2001	$0.3700	 	62,200 		Broker transaction on the OTC Bulletin Board
8/9/2001	$0.3700	 	10,000 		Broker transaction on the OTC Bulletin Board
8/9/2001	$0.3700	 	15,000 		Broker transaction on the OTC Bulletin Board
8/9/2001	$0.3700	 	43,800 		Broker transaction on the OTC Bulletin Board
8/9/2001	$0.3700	 	112,500 	Broker transaction on the OTC Bulletin Board
8/10/2001	$0.3640	 	50,800 		Broker transaction on the OTC Bulletin Board
8/10/2001	$0.3640	 	45,000 		Broker transaction on the OTC Bulletin Board
8/10/2001	$0.3600	 	12,000 		Broker transaction on the OTC Bulletin Board
8/10/2001	$0.3600	 	10,000 		Broker transaction on the OTC Bulletin Board
8/17/2001	$0.3600	 	4,200 		Broker transaction on the OTC Bulletin Board
8/17/2001	$0.3600	 	15,000 		Broker transaction on the OTC Bulletin Board


7/9/2001	$0.1800		11,000		Broker transaction on the OTC Bulletin Board
7/9/2001	$0.2000		24,000		Broker transaction on the OTC Bulletin Board
7/9/2001	$0.1700		20,000		Broker transaction on the OTC Bulletin Board
7/11/2001	$0.1700		500			Broker transaction on the OTC Bulletin Board



CUSIP NO.23700P109                       13D                     Page 10 of 12

                                 Jeffrey Osler

  Date of          Amount of     Price Per      Where and How Effected
Transaction      Common Stock      Share

   07/05/01             2,400        0.210      Broker transaction on the OTC Bulletin Board


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The contents of Items 3 and 4 are hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:  Acquisition Agreement and Plan of Reorganization dated June 21, 2001
- ---------
by and among Danzer Corporation, Danzer Industries, Inc., Pyramid Coach, Inc., Champion Trailer, Inc., United Acquisition, Inc., U.S. Rubber Reclaiming, Inc., Obsidian Capital Partners, LP and Timothy S. Durham.

Exhibit 2: Certificate of Amendment of the Certificate of Incorporation of Danzer Corporation

Exhibit 3:  Agreement of Joint Filing of Schedule 13D
- ---------

CUSIP NO.23700P109                       13D                     Page 11 of 12

                       SIGNATURES AND POWER OF ATTORNEY

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

     DATED:    August 29, 2001

                            OBSIDIAN PARTNERS, L.P.


                                  Obsidian Capital Company, LLC
                                  its Managing General Partner

                            By:   /s/Timothy S. Durham
                                  --------------------------------
                            Name: Timothy S. Durham
                            Its:  Managing Member


                            OBSIDIAN CAPITAL COMPANY, LLC

                            By:   /s/Timothy S. Durham
                                  --------------------------------
                            Name: Timothy S. Durham
                            Its:  Managing Member


                                  /s/Timothy S. Durham
                                  --------------------------------
                                  Timothy S. Durham


                                  /s/Terry G. Whitesell
                                  --------------------------------
                                  Terry G. Whitesell


                                  /s/Jeffrey W. Osler
                                  --------------------------------
                                  Jeffrey W. Osler

			     DIAMOND INVESTMENTS, LLC

			     By:   /s/Timothy S. Durham
                                  --------------------------------
                             Name: Timothy S. Durham
                             Its:  Managing Member